SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           Milestone Scientific, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    59935P100
                                 (CUSIP Number)
--------------------------------------------------------------------------------

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                               September 11, 1997
--------------------------------------------------------------------------------
                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following:     [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

Check the following box if a fee is being paid with this Statement:     [_]


                               Page 1 of 10 Pages

--------------------------                       -------------------------------
CUSIP No. 59935P100              13D                     Page 2 of 10 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 415,832
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          415,832
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           415,832
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.5% /1/
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------

--------

/1/ As of September 11, 1997, the date of the first event requiring this filing Paramount Capital Asset Management, Inc. beneficially owned 521,465 shares of common stock of the Issuer or 6.9%. As a result of certain sales further described in Item 5(c), as of the date of hereof, Paramount Capital Asset Management, Inc. beneficially owned 416,332 shares of common stock resulting in beneficial ownership of 5.5% as shown in box 13 above.

--------------------------                       -------------------------------
CUSIP No. 59935P100              13D                     Page 3 of 10 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 141,412
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          141,412
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           141,412
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.9% /2/
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           PN
-------------------------------------------------------------------------------

--------

/2/ As of September 11, 1997, Aries Domestic Fund, L.P. beneficially owned 178,389 shares of common stock of the Issuer or 2.4%. As a result of certain sales further described in Item 5(c), as of the date of hereof, Aries Domestic Fund, L.P. beneficially owned 141,412 shares of common stock resulting in beneficial ownership of 1.9% as shown in box 13 above.

--------------------------                       -------------------------------
CUSIP No. 59935P100              13D                     Page 4 of 10 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Fund, A Cayman Island Trust
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 274,420
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          274,420
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           274,420
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.6% /3/
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           OO (see Item 2)
-------------------------------------------------------------------------------

--------

/3/ As of September 11, 1997, the Aries Fund, a Cayman Island Trust beneficially owned 343,076 shares of common stock of the Issuer or 3.6%.As a result of certain sales further described in Item 5(c), as of the date of hereof, Aries Domestic Fund, L.P. beneficially owned 343,076 shares of common stock resulting in beneficial ownership of 4.6% as shown in box 13 above.

--------------------------                       -------------------------------
CUSIP No. 59935P100              13D                     Page 5 of 10 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lindsay A Rosenwald, M.D.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 415,832
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          415,832
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           415,832
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.5% /4/
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------

--------

/4/ As of September 11, 1997, Lindsay A. Rosenwald, M.D. beneficially owned 415,832 shares of common stock of the Issuer or 5.5%. As a result of certain sales further described in Item 5(c), as of the date of hereof, Aries Domestic Fund, L.P. beneficially owned 521,465 shares of common stock resulting in beneficial ownership of 5.5% as shown in box 13 above.

Item 1.  Security and Issuer.

     (a)  Common Stock, $.001 par value ("Shares")

           Milestone Scientific, Inc.
           220 South Orange Avenue
           Livingston, N.J. 07039

Item 2.  Identity and Background.

         Names of Persons Filing:

     (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital "), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Fund, A Cayman Island Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald")(collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

     (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald is 787 Seventh Avenue, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager and is the sole shareholder of Paramount Capital,/5/ a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,/6/ a limited partnership incorporated in Delaware and is the Investment Manager to Aries Trust,/7/ a Cayman Islands Trust.

     (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been con victed in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent juris diction, as a result of which such person was or is subject to a judgment,

--------

/5/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

/6/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

/7/ Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and direc tors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


                               Page 6 of 10 Pages
          decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

          On March 13, 1997, in a private placement (the "March Private Placement") of the Issuer's securities, Aries Domestic used its general funds to acquire 37,077 Units, each "Unit" consisting of (a) one (1) share of common stock of the Issuer (the "Common Stock") and
          (b) one (1) warrant to purchase one (1) share of Common Stock of the Issuer at an exercise price equal to $4.72 for an aggregate purchase price of $350,000, and the Aries Trust used its general funds to acquire 68,856 Units for an aggregate purchase price equal to $650,000. On September 11, 1997, in a private placement (the "September Private Placement") of the Issuer's securities, the Aries Domestic used its general funds to acquire 70,606 units, each "Unit" consisting of (a) one (1) share of Common Stock of the Issuer and (b) one (1) warrant to purchase one (1) share of Common Stock of the Issuer at an exercise price equal to $9.00 for an aggregate purchase price of $423,636, and the Aries Trust used its general funds to acquire 137,060 Units for an aggregate purchase price of $822,360.

Item 4.  Purpose of Transaction.

          The Reporting Parties acquired securities of the Issuer as an investment in the Issuer.

          In the past sixty (60) days, the Reporting Parties have sold certain shares of Common Stock of the Issuer as reported in Item 5, and, although the Reporting Parties have not formulated any definitive plans to do so, they may from time to time acquire, dispose of, or engage in other transactions with respect to the Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

          Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          (a) As of September 11, 1997, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 521,465 shares or 6.9% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                                  Amount Owned
               Aries Domestic                     178,289 Shares
               Aries Trust                        343,076 Shares

               As a result of the sales described in Item 5(c), as of September 18, 1997, Dr. Rosenwald and Paramount Capital beneficially owned 416,332 shares or 5.5% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:


                               Page 7 of 10 Pages

                                                   Amount Owned
                Aries Domestic                     141,412 Shares
                Aries Trust                        274,920 Shares

          (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

          (c) The following sales were made by Aries Domestic in the open market in the past 60 days:


               Date                      No. of Shares              Sales Price
               ----                      -------------              -----------
                9/05/97                       17,000                     8.798
                9/08/97                       19,977                     9.175
                9/16/97                       15,000                    13.5833
                9/17/97                       10,000                    12.8125
                9/18/97                       11,962                    12.97

               The following sales were made by Aries Trust in the open market in the past 60 days:

                Date                      No. of Shares              Sales Price
                ----                      -------------              -----------
                 9/05/97                      35,000                     8.798
                 9/08/97                      33,756                     9.175
                 9/16/97                      30,000                    13.5833
                 9/17/97                      15,000                    12.8125
                 9/18/97                      23,756                    12.97

                Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

                Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

          (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Paramount Capital is the Investment Manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the President and sole shareholder of Paramount Capital.

          In connection with the March Private Placement and the September Private Placement, Aries Domestic and the Aries Trust, respectively, entered into certain agreements with the Company, including without limitation, a subscription agreement, warrant and registration rights agreement (See Exhibits B, C and D to Schedule 13D filed by New Valley Corp. on September 15, 1997 for form of subscription agreement, warrant and registration rights agreement).


                               Page 8 of 10 Pages

                  Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits:

Exhibit A  -   Copy  of  an  Agreement  between  Dr.  Rosenwald,  Paramount
               Capital, Aries Domestic and Aries Trust to file this Statement on
               Schedule 13D on behalf of each of them.

Exhibit B  -   List of  executive  officers  and  directors  of Paramount
               Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C  -   List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and direc tors.

Exhibit D  -   List of executive  officers  and  directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.


                               Page 9 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   September 19, 1997
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President

                                 ARIES DOMESTIC FUND, L.P.
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   September 19, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                 THE ARIES TRUST
                                 By: Paramount Capital Asset Management, Inc.
                                      General Partner

Dated:   September 19, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


Dated:   September 19, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.



                               Page 10 of 10 Pages

                                    EXHIBIT A

         The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Milestone Scientific, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   September 19, 1997
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President

                                 ARIES DOMESTIC FUND, L.P.
                                 By: Paramount Capital Asset Management, Inc.
                                      General Partner

Dated:   September 19, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                 THE ARIES TRUST
                                 By: Paramount Capital Asset Management, Inc.
                                      General Partner

Dated:   September 19, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


Dated:   September 19, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                                 PRINCIPAL OCCUPATION
         NAME                                        OR EMPLOYMENT
         ----                                        -------------

Lindsay A. Rosenwald, M.D.           Chairman of the Board, President of
                                     Paramount Capital Asset Management, Inc.,
                                     Paramount Capital Investments, LLC and
                                     Paramount Capital, Inc.

Peter Morgan Kash                    Director of Paramount Capital Asset
                                     Management, Inc., Senior Managing Director,
                                     Paramount Capital, Inc.

Dr. Yuichi Iwaki                     Director of Paramount Capital Asset
                                     Management, Inc., Professor, University of
                                     Southern California School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment, which is located at 787 Seventh Avenue, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                                        PRINCIPAL OCCUPATION
         NAME                                               OR EMPLOYMENT
         ----                                               -------------

Paramount Capital Asset Management, Inc.                General Partner

Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                     PRINCIPAL OCCUPATION
         NAME                                            OR EMPLOYMENT
         ----                                            -------------

Paramount Capital Asset Management, Inc.             Investment Manager

MeesPierson (Cayman) Limited                         Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.